Exhibit 99.1

MOUNTAIN PROVINCE DIAMONDS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2006

The following management discussion and analysis (“MD&A”) of the operating results and financial position of Mountain Province Diamonds Inc. (“the Company” or “Mountain Province”) is prepared as at February 14, 2007, and should be read in conjunction with the Company’s unaudited consolidated financial statements and related notes for the three and nine months ended December 31, 2006 and December 31, 2005, and with the audited consolidated financial statements and the notes thereto of the Company for the year ended March 31, 2006. These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all amounts are expressed in Canadian dollars, unless otherwise stated.

For additional information, reference is made to the Company’s press releases and other information available on the SEDAR website at www.sedar.com, and on the Company’s website at www.mountainprovince.com.

OVERALL PERFORMANCE

Mountain Province is a Canadian resource company which is participating in a joint venture (the “Gahcho Kué Joint Venture”) exploring diamond deposits located in Canada’s Northwest Territories (“NWT”). The Company’s primary asset is its 44.1% interest in the Gahcho Kué Joint Venture over the AK leases located in the NWT. The Company and Camphor Ventures Inc. entered into a letter of agreement with De Beers Canada Exploration Inc. (“De Beers Canada”) in 1997, subsequently continued under and pursuant to a joint venture agreement concluded in 2002. Under the agreement, the Company can call on De Beers to fully fund all costs associated with the exploration, permitting and development of the Gahcho Kué project. De Beers Canada, which currently has a 51% interest in the Gahcho Kué Joint Venture, can earn up to a 60% interest in the Gahcho Kué Joint Venture by funding the property to commercial production.

The Gahcho Kué Joint Venture is conducting advanced exploration at its mineral properties, but has not yet determined whether these properties contain mineral reserves that are economically recoverable. The underlying value and recoverability of the amounts shown for mineral properties and deferred exploration costs are dependent upon the ability of the Gahcho Kué Joint Venture to complete exploration and development to discover economically recoverable reserves and upon the successful permitting, construction and future profitable production. Failure to discover economically recoverable reserves will require the Company to write-off costs capitalized to date.

Project Technical Study
The Gahcho Kué Joint Venture approved a budget of approximately C$25 million in 2003 for an in-depth technical study of the Hearne, 5034 and Tuzo kimberlite bodies located at Kennady Lake. This study was of sufficient detail to allow the Gahcho Kué project to advance to mine permitting.

The final results of the study were presented to the Company in June, 2005. Based on the results, the Gahcho Kué Joint Venture approved funding totaling C$38.5 million to advance the project to the permitting and advanced exploration stages. Applications for construction and operating permits were submitted in November 2005.

A review of the 2005 technical study was initiated during the second half of 2006 with a view to reducing the projected capital and operating costs. On January 29, 2007, De Beers Canada announced that it anticipated a reduction in the project capital by as much as $200 million. The technical study review is expected to be completed by mid-2007.

Exploration
In January 2006, the Company announced details of the advanced exploration program at the Gahcho Kué diamond project. The focus of the program, which is being managed by the project operator De Beers Canada, was to upgrade the diamond resource of the north lobe of the 5034 and Tuzo kimberlite pipes to the indicated category; improve the Joint Venture’s understanding of the grade and diamond value of the Tuzo kimberlite pipe; collect sufficient data to support a definitive feasibility study; and establish the overall potential upside of the project. None of the planned large diameter drill holes were completed due to the failure on the part of the project operator to successful case the planned holes. Twenty-five of 31 planned core drill holes were completed.

In the Company’s second quarter, the project operator, De Beers Canada, commenced a summer core drilling program. Six additional core drill holes were completed, bringing the total number of core drill holes completed in 2006 to 31. The results of the core drilling program were announced in January 2007.

As currently proposed, the Gahcho Kué project is expected be an open pit mine. Capital costs to construct the mine estimated by De Beers Canada were recently reduced to approximately $720 million as a result of De Beers’ review of the 2005 pre-feasibility study still underway. Employment of up to 600 people is proposed during the peak of its three-year construction period, and close to 400 people during the operations phase of the mine. Based on the current resource, the project is expected to have a life of 24 years from start of construction to closure, and will produce an average of 3 million carats annually over 15 years of operations.

De Beers Canada, operator of the Gahcho Kué Joint Venture, has provided the following summary of the Gahcho Kué project:

Pipe	Resource Category	Tonnes	Carats	Grade (cpht) (1)	Average Value (US$/ct) (2)
5034	Indicated Inferred	8,715,000 4,921,000	13,943,000 8,366,000	160 170	$82.00 $90.00
Hearne	Indicated Inferred	5,678,000 1,546,000	9,676,000 2,373,000	170 153	$70.00 $70.00
Tuzo	Inferred	10,550,000	12,152,000	115	$57.00
Summary	Indicated Inferred	14,392,000 17,017,000	23,619,000 22,890,000	164 135	$77.00 $70.00

1. Resource cut-off is 1.5mm
2. June 2005 Diamond Trading Centre Price Book in US$

Announced in December 2006, the Joint Venture is undertaking an extensive core drilling program at Tuzo kimberlite over the winter as part of a $30.8 million 2007 budget for the Gahcho Kué project. The program, which comprises 26 drill holes over 8,400 meters broadly covering a 35 meter grid pattern, is designed to more fully define the volume, geology, dilution, density and grade of the Tuzo pipe and also to upgrade the Tuzo resource. Six drill holes will be sunk to 400 meters and 20 holes will be sunk to 300 meters, with quantitative sampling conducted every 10 meters for micro-diamond, geochemistry and petrology analysis.

De Beers Canada is also currently conducting engineering studies on various aspects of the project with a view to reducing the capital and operating costs projected in the 2005 technical study. The results of the core drilling and large diameter drilling programs together will be used to raise the resource status of 5034 North Lobe and Tuzo.

The Gahcho Kué project was referred to an Environmental Impact Review by the Mackenzie Valley Environmental Impact Review Board in June 2006. In July 2006, the Gahcho Kué Joint Venture filed an application for a judicial review of the referral. Once this judicial review is complete, the priority will be to move through the permitting process as efficiently as possible in order to meet the projected timeline for full production.

RESULTS OF OPERATIONS

Summary of Quarterly Results

	Second Quarter December 31, 2006	Second Quarter September 30, 2006	First Quarter June 30, 2006	Fourth Quarter March 31, 2006
Interest Income (expense)	$6,709	$6,883	$6,075	$5,893
Expenses	(290,857)	(363,900)	(204,585)	(439,934)
Write-down of long-term investments	(480,000)	-	-	-
Share of loss of Camphor Ventures	(62,382)	-	-	-
Net income (loss)	(826,530)	(357,017)	(198,510)	(438,590)
Net income (loss) per share (basic)	(0.015)	(0.006)	(0.004)	(0.008)
Cash flow from (used in) operations	(203,977)	(247,009)	(357,541)	(277,929)
Cash and cash equivalents, end of period	559,589	661,459	989,161	845,452
Assets	41,862,959	42,536,795	35,404,815	34,874,288
Long term liabilities	Nil	Nil	Nil	Nil
Dividends	Nil	Nil	Nil	Nil

	Third Quarter December 31, 2005 Restated		Second Quarter September 30, 2005	First Quarter June 30, 2005	Fourth Quarter March 31, 2005
Interest Income	$5,614	$	nil	$1,027	$1,056
Expenses	(242,321)		(251,781)	(118,837)	(373,360)
Gain on sale of mineral properties	-		-	-	4,226,634
Write-down of long-term investments	-		(1,080,000)	-	(1,860,000)
Net income (loss)	(236,707)		(1,331,781)	(117,810)	1,952,020
Net income (loss) per share	(0.004)		(0.025)	(0.002)	0.037
Cash flow from (used in) operations	(36,035)		(240,581)	(172,578)	(192,007)
Cash and cash equivalents, end of period	804,631		738,886	846,071	1,001,104
Assets	34,835,554		34,775,760	35,913,588	36,038,157
Long term liabilities	Nil		Nil	Nil	Nil
Dividends	Nil		Nil	Nil	Nil

Three Months ended December 31, 2006 and December 31, 2005
The Company’s loss for the three months ended December 31, 2006 totaled $826,500 or $0.015 per share (December 31, 2005 loss of $236,700).

During the three month period ended December 31, 2006, operating expenses were $290,900 (December 31, 2005 - $242,300). Consulting fees have decreased from the three months ended

December 31, 2005 of $82,200 (33.9% of the operating loss) to $77,000, or 26.4% of the operating loss for the three months ended December 31, 2006. Directors’ fees, included in Director Fees and Benefits, paid semi-annually in advance, have been recorded for the second half of fiscal March 31, 2007 in the amount of $18,750 with payment for the first half of fiscal March 31, 2007 of $18,750, net of an overaccrual at the end of fiscal March 31, 2006 of $12,900, being reclassified to Director Fees and Benefits this quarter. The Directors’ fees were approved by the Board in May 2006 retroactively to April 1, 2005, and therefore there is no comparative for the three months ended December 31, 2005.

Professional fees, at $62,400 for the three months ended December 31, 2006 (21.4% of the operating loss) include an accrual for audit and tax preparation fees of $35,000, legal expenses in the ordinary course of business of approximately $20,000, and outsourced accounting services for the quarter in the amount of approximately $7,000. The December 31, 2005 figure included outsourced accounting services for the quarter of approximately $6,500.

Promotion and Investor Relations expenses for the three months ended December 31, 2006 of $17,500 (6.0% of the operating loss) include a retainer of $10,700 for investor relations services for to November 15, 2006, and other expenses.

Transfer agent and regulatory fees of $26,300 for the quarter ended December 31, 2006 reflect increased fees associated with the Company’s listing on the American Stock Exchange (“Amex”) of approximately $9,300, and final invoicing from the transfer agent for mailing of AGM materials of approximately $13,000.

During the three months ended December 31, 2006, the Company recorded compensation expense of $7,500 relating to 100,000 options granted November 1, 2005, and $40,100 relating to 100,000 options granted January 30, 2006 for total stock-based compensation expense of $47,600. The related 200,000 options were granted during the year ended March 31, 2006 to an officer of the Company with 100,000 having an exercise price of $2.63 per share and 100,000 having an exercise price of $4.50 per share. The 200,000 options vested 50% upon granting, and 50% on the one-year anniversaries of the granting - November 1, 2006 and January 30, 2007 respectively.

The three and nine months ending December 31, 2005 reflect a correction to the previously reported figure for stock-based compensation expense for the three and nine months ended December 31, 2005 in the amount of $75,000 less stock-based compensation expense.

The Company earned $6,700 of interest income in the quarter ended December 31, 2006 compared to $5,600 for the quarter ended December 31, 2005.

In the quarter ended December 31, 2006, the Company recorded an other than temporary write-down of its investment in 4,000,000 Northern Lion shares in the amount of $480,000 (quarter ended December 31, 2005 - $nil), and its proportionate share of the loss of Camphor Ventures of $62,400 as a result of its acquisition of its 33.5% interest in the second quarter ended September 30, 2006.

Nine Months ended December 31, 2006 and December 31, 2005
The Company’s loss for the nine months ended December 31, 2006 totaled $1,507,400 or $0.027 per share (December 31, 2005 loss of $1,686,300 or $0.03 per share). The greatest part of the December 31, 2005 loss for the nine-month period was attributable to the write-down of the long-term investment in Northern Lion Gold Corp. of $1,080,000 to a cost of $1,400,000 or $0.35 per share, from $2,480,000 or $0.62 at yearend of March 31, 2005. In the nine months ended December 31, 2006, the Company recorded a further write-down of $480,000, to a cost of $920,000.

During the nine-month period ended December 31, 2006, operating expenses were $984,600 (December 31, 2005 - $612,600). Consulting fees have increased from the nine months ended

December 31, 2005 of $167,500 to $208,900, or 21.2% of the operating loss for the nine months ended December 31, 2006 reflecting the inclusion in the nine months ended December 31, 2006 of the consulting fees for the Chief Financial Officer position of approximately $48,000. Directors’ fees, included in Director Fees and Benefits, paid semi-annually in advance, have been recorded for the first and second halves of fiscal March 31, 2007 in the amount of $37,500 net of an over-accrual from the prior fiscal year end of $12,917.

Professional fees, at $181,200 for the nine months ended December 31, 2006 (18.4% of the operating loss) include audit and tax preparation fees and accruals of $65,000, legal expenses incurred relating to the Camphor Ventures share acquisition in the amount of approximately $40,000, legal expenses in the ordinary course of business of approximately $50,000, and outsourced accounting services for the nine months in the amount of approximately $25,000. The December 31, 2005 figure included outsourced accounting services for the nine months of approximately $44,000 and legal expenses for approximately $50,000.

Promotion and Investor Relations expenses for the nine months ended December 31, 2006 of $126,900 (12.9% of the operating loss) include printing costs for annual general meeting materials and other investor communication materials in the amount of approximately $50,000, a retainer of $53,000 for investor relations services until mid-November, and non-recurring charges for website development and other investor relations work for approximately $24,000.

Transfer agent and regulatory fees of $154,700 for the nine months ended December 31, 2006 reflect increased fees associated with the Company’s listing on the American Stock Exchange (“Amex”), as well as non-recurring listing fees in the amount of $59,000 relating to the acquisition of Camphor Ventures shares.

During the nine months ended December 31, 2006, the Company recorded compensation expense of $52,500 relating to 100,000 options granted November 1, 2005, and $120,400 relating to 100,000 options granted January 30, 2006 for total stock-based compensation expense of $172,900. The stock-based compensation expense was understated in the June 30, 2006 and September 30, 2006 quarters in the amount of $62,650 for each of the two quarters (total $125,300). The nine month period ending December 31, 2006 reflects the correct year-to-date value of $172,942.

The three and nine months ending December 31, 2005 reflect a correction to the previously reported figure for stock-based compensation expense for the three and nine months ended December 31, 2005 in the amount of $75,000 less stock-based compensation expense.

The Company earned $19,700 of interest income in the nine months ended December 31, 2006 compared to $6,300 for the nine months ended December 31, 2005 as a result of higher cash balances.

In the nine months ended December 31, 2006, the Company recorded its proportionate share of Camphor Ventures’. loss of $62,400 as a result of the Company’s acquisition of its 33.5% interest in the second quarter ended September 30, 2006.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company’s capital resources have been limited. The Company has had to rely upon the sale of equity securities to fund property acquisitions, exploration, capital investments and administrative expenses, among other things.

The Company reported working capital of $748,394 at December 31, 2006 ($792,962 as at December 31, 2005), and cash and cash equivalents of $834,589 ($804,631 at December 31, 2005). The Company had no long-term debt at either December 31, 2006 or December 31, 2005. The Company does not incur any direct costs in connection with the Gahcho Kué Project as De

Beers Canada is responsible for all exploration, development, permitting and construction costs to commercial production.

Financing
In the nine months ended December 31, 2006, the Company received $888,450 by issuing 650,000 shares upon the exercise of stock options.

During the nine months ended December 31, 2005, the Company received $316,100 by issuing 240,000 shares upon the exercise of stock options.

Investing
No property acquisitions were made during the three or nine months ended December 31, 2006, however expenses were incurred in the amount of $84,857 for outside consultants retained to complete due diligence on the technical study completed by De Beers and other property related costs.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

As at December 31, 2006, $26,250 (2005 - nil) was owed to directors of the Company for unpaid directors' fees. This amount is payable on demand, unsecured and non-interest bearing.

As at December 31, 2006, $nil (2005 - $18,000) was accrued or paid to a company owned by a director of the Company for corporate secretarial and accounting services.

Effective May 11, 2006, the Company entered into a contract with a new Chief Financial Officer (“CFO”) to provide financial and corporate secretarial services.

Included in Consulting Fees for the nine months ended December 31, 2006 is $112,500 (2005 - $nil) accrued or paid to the President and CEO of the Company for services rendered, and $48,337 (2005 - $nil) accrued or paid to the CFO of the Company.

These transactions were in the normal course of operations.

SUBSEQUENT EVENT

On January 19, 2007, the Company announced that Camphor Ventures Inc. (“Camphor”) had accepted an offer letter from the Company pursuant to which Mountain Province will make an offer to acquire all of the outstanding securities of Camphor including all common shares and all convertible securities.

On February 8, 2007, the Company further announced that the Company and Camphor have entered into an agreement (the "Support Agreement") pursuant to which MPV will, subject to certain conditions, make the offer (the "Offer") to acquire all of the outstanding common shares, options and warrants of Camphor on the basis of 0.41 Mountain Province common shares, options or warrants, as the case may be, per Camphor common share, option or warrant. The Offer will be subject to certain conditions, including without limitation, the deposit of not less than 66 2/3% of the outstanding Camphor shares, options and warrants (on a fully diluted basis), receipt of all required regulatory approvals, and other customary conditions.

The Offer has the unanimous support of the boards of directors of both the Company and Camphor. The Board of Directors of Camphor has concluded that the Offer is in the best interests of its shareholders, optionholders and warrantholders (collectively, the "Camphor Securityholders") and recommends that Camphor Securityholders tender their Camphor common shares, options and/or warrants to the Offer. Once the appropriate documents have been mailed to the Camphor Securityholders, unless extended, the offer will be open for acceptance for a period of 35 days following the date of mailing. All directors and officers of Camphor have entered into lock-up agreements with the Company whereby they have agreed to tender their Camphor Securities to the Offer.

Under the Support Agreement, Mr. Peeyush Varshney, an officer of Camphor, will join the Board of Directors of the Company upon the successful completion of the Offer.

CRITICAL ACCOUNTING ESTIMATES

The Company reviews its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. Canadian GAAP requires the Company to make certain judgments, assumptions, and estimates in identifying such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets. Impairments are recognized when the book values exceed management’s estimate of the net recoverable amounts associated with the affected assets. The values shown on the balance sheet for mineral properties represent the Company’s assumption that the amounts are recoverable. Owing to the numerous variables associated with the Company’s judgments and assumptions, the precision and accuracy of estimates of related impairment charges are subject to significant uncertainties, and may change significantly as additional information becomes known. There are currently no known events that are believed to impact the Company’s current assessment.

The Company expenses all stock based payments using the fair value method. Under the fair value method and option pricing model used to determine fair value, estimates are made as to the volatility of the Company’s shares and the expected life of the options. Such estimates affect the fair value determined by the option pricing model.

CHANGES IN ACCOUNTING POLICIES

The Company made no changes to its accounting policies or practices during the quarter.

OTHER MANAGEMENT DISCUSSION AND ANALYSIS REQUIREMENTS

Risks
Mountain Province’s business of exploring, permitting and developing mineral resources involves a variety of operational, financial and regulatory risks that are typical in the natural resource industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and investing in the Company’s common shares should be considered speculative.

There can be no assurance that any funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding through third party financing or cost sharing arrangements. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or projects, or that they can be secured on competitive terms.

Contractual Obligations

The Company has consulting agreements with the President, CEO and director, Patrick Evans, and the Chief Financial Officer and Corporate Secretary, Jennifer Dawson, for their services in these capacities. There are no other significant contractual obligations.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, accounts receivable and accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest rate, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values due to the short-term nature of these instruments.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company’s common shares are traded on the Toronto Stock Exchange (TSX) under the symbol MPV and on the American Stock Exchange under the symbol MDM. On February 14, 2007, there were 55,670,715 shares issued and 410,000 stock options outstanding expiring from October 21, 2007 to January 30, 2011. There are an unlimited number of common shares without par value authorized to be issued by the Company.

In the nine months ended December 31, 2006, the Company received cash of $888,450 by issuing 650,000 shares upon the exercise of stock options.

On July 24, 2006, the Company issued 1,944,868 common shares in exchange for 4,892,750 common shares of Camphor Ventures Inc. bringing its total shareholdings in Camphor to 4,992,750 common shares.

DISCLOSURE CONTROLS AND PROCEDURES

Management has ensured that there are disclosure controls and procedures which provide reasonable assurance that material information relating to the Company is disclosed on a timely basis. Management believes these disclosure controls and procedures have been effective during the nine months ended December 31, 2006.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on the Internet at the SEDAR website located at www.sedar.com and at www.mountainprovince.com.

FORWARD-LOOKING STATEMENTS

Some statements contained in this MD&A are forward-looking and reflect our expectations regarding the future performance, business prospects and opportunities of the Company. Such forward-looking statements reflect our current beliefs and are based on information currently available to us. Forward looking statements involve significant risks and uncertainties and a number of factors, most of which are beyond the control of the Company, could cause actual results to differ materially from results discussed in the forward-looking statements. Although the forward looking statements contained in this report are based on what we believe to be reasonable assumptions, we cannot assure readers that actual results will be consistent with these forward looking statements. The Company disclaims any obligation to update forward-looking statements.